UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

(29 April 2021)
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: Directorate Change

CRH plc

29th April 2021

CRH plc advises that Heather Ann McSharry, Senan Murphy and Lucinda Riches retired from the Board at the conclusion of the Annual General Meeting held earlier today, 29th April 2021.  Following their retirement, both Ms. McSharry and Ms. Riches will receive their outstanding non-executive Director fees for the period to 29th April 2021.  The remuneration arrangements for Senan Murphy, who as previously advised will remain as a full time executive for a period of time, will be set out in the 2021 Directors' Remuneration Report.  Such arrangements will be in line with the Remuneration Policy approved by shareholders at the 2019 Annual General Meeting.

Enquiries:

Contact
Neil Colgan
Company Secretary
Ph.: +353 1 6344 340

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 29 April 2021
By:___/s/Neil Colgan___
N.Colgan
Company Secretary